Exhibit (a)(5)(iii)

Oracle Corporation

Portal Software, Inc. Employee Stock Options Q&A

June 1, 2006

Q. How will the acquisition of Portal by Oracle affect my stock options? When will this happen?

A. As you know, Oracle has made an offer to purchase all of the outstanding shares of Portal for $4.90 per share, which we refer to as the “tender offer”. We expect the tender offer to be followed by a merger in which any shares of Portal stock not held by Oracle at that time will be canceled in exchange for $4.90 in cash. As a result of the merger, Portal will no longer be publicly traded and will be a wholly owned subsidiary of Oracle.

In connection with the merger, all outstanding options to purchase Portal stock (whether vested or unvested) will be converted into options to purchase Oracle stock. No other action will be taken by Portal or Oracle with respect to your Portal stock options until the completion of the merger.

As part of the merger, Portal may transfer to Oracle certain personal information about you and your participation in the stock plans (“data”) to assist Oracle with the implementation, administration and management of the plan. Recipients of this data may be located in your country or outside your country where the data privacy laws and protections differ. The data will be held only as long as necessary to administer the program and may be viewed by you upon request.

Oracle’s tender offer has been extended and will expire on Tuesday, June 6, 2006, unless further extended.

Q: What will be the terms of my converted Oracle options?

A: Each outstanding Portal option at the time of the merger (whether vested or unvested) will be assumed by Oracle and converted into an option to purchase Oracle common stock based on the “Option Exchange Ratio” described below. The purpose of the Option Exchange Ratio is to maintain substantially the same “spread value” (whether positive or negative) immediately before and after the merger. The “spread value” is the amount by which the price of Portal stock (at a $4.90 deal price) exceeds (or is exceeded by) the exercise price of your Portal option. The Option Exchange Ratio is calculated as follows: $4.90 (representing the offer price for Portal common stock) divided by the average closing price of Oracle stock over the 10 trading days preceding the merger.

To illustrate, if the average trading price of Oracle stock is $14 per share, the Option Exchange Ratio would be approximately .35 ($4.90/$14.00). This means that every stock option granted to purchase one Portal share will be converted into an option to purchase .35 shares of Oracle stock, with the option exercise price adjusted accordingly by dividing the exercise price of your Portal option by the Option Exchange Ratio.

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For example, an option granted to purchase 100 Portal shares at $5.00 per share will be converted into an option to purchase 35 shares of Oracle stock at $14.29 per share, calculated as follows:

100 shares x .35= 35 shares (partial shares are rounded down);

$5.00 divided by .35 = $14.29 (price is rounded up to the nearest whole cent).

Unvested options will continue to vest under the same schedule as before the merger, excluding any accelerated vesting under any applicable severance or retention plans.

Q. What happens with stock options that are “underwater”?

A. Portal options will be converted to Oracle options using the Option Exchange Ratio described above, regardless of whether the options are “in-the-money” or “underwater”.

Q: What is the tax effect of the conversion of my stock options?

A: Under U.S. federal tax laws, you will not be subject to tax as a result of the conversion of your Portal stock options into Oracle stock options.

If you are subject to tax outside the U.S., the conversion of your Portal stock options into Oracle stock options may be a tax event for which you may owe income tax and social insurance contributions. In addition, to the extent that you previously paid tax on the options or were subject to a special tax-qualified program, you may not receive a credit with regard to taxes previously paid and may lose the qualified status of the options as a result of the conversion of the Portal options to options over Oracle stock.

You should consult your individual tax advisor as to the consequences of your decisions.

Q. Once my Portal options have been converted into Oracle options, can I exercise them immediately?

A. In order to comply with U.S. federal securities laws, there will be a short period after the merger when you will not be able to exercise your options even though they are vested. This is because Oracle must file a Registration Statement on Form S-8 (the “S-8”) after the merger to register the option shares with the U.S. Securities and Exchange Commission. This S-8 will be filed soon after completion of the merger, after which you will be able to exercise your converted Oracle options in accordance with Oracle’s procedures to the extent they are otherwise vested and exercisable. Please remember that until the S-8 is filed, you will NOT be able to exercise your converted options.

If you reside outside the U.S., you may also experience a delay with regard to your ability to exercise options to the extent that the conversion of the option is considered a new offering of a security for which an exemption or filing under local securities laws is required.

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Q. How will I know how many Oracle options I will have after the conversion of the options in the merger?

A. We are pleased to announce that you will be able to continue to use your current E*TRADE Financial account (as do Oracle employees) for your Oracle option transactions. If you have never activated your account at E*TRADE Financial, prior to the time you are permitted to exercise your Oracle options, you will receive an email from E*TRADE Financial providing you with your Login ID and Password, as well as details about how to activate your account. Once your account is activated, you will be able to view your converted option information. Once Oracle has filed the S-8 with the SEC, you will be able to exercise your options through E*TRADE Financial.

Q. What will happen to the Portal ESPP?

A. There will be no further purchases under the Portal ESPP. You may be able to participate in the Oracle ESPP during the next open enrollment period if the program is otherwise available to Oracle employees in your country. Further information regarding this program will be sent to you under separate cover. The Oracle ESPP is a discretionary program that is governed by California state law and is not an entitlement of any kind.

Q. What happens to stock I acquired previously from exercising my options or under the ESPP?

A. If you currently hold Portal stock, you should review the materials previously distributed to Portal stockholders (which may have come from your broker) regarding the tender offer. You may also obtain these materials by calling MacKenzie Partners at 1-800-322-2885 (or by calling collect at 1-212-929-5500), by sending an email to tenderoffer@mackenziepartners.com or by visiting the following website: http://investor.portal.com.

Q. Who can I contact if I have further questions regarding the conversion of my Portal options to Oracle Options?

A. You can call the Oracle Employee Stock Services hotline at 775-689-3456 or email stock_us@oracle.com for questions.

THIS Q&A IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND POTTER ACQUISITION CORPORATION FILED ON APRIL 25, 2006 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE

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TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.